UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Essent Group Ltd.
 (Name of Issuer)

Common Shares, Par Value $0.015 Per Share
 (Title of Class of Securities)

G3198U102
 (CUSIP Number)

PBRA (Cayman) Company
c/o Pine Brook Road Advisors, LLC
60 East 42nd Street, 50th Floor
New York, NY 10165
(212) 847-4335
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G3198U102	Page 2 of 10 Pages
1.	Names of Reporting Persons. PBRA (Cayman) Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	10,443,635
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	10,443,635
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,443,635
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.22%
14.	Type of Reporting Person: OO

SCHEDULE 13D
CUSIP No. G3198U102	Page 3 of 10 Pages
1.	Names of Reporting Persons. Essent Intermediate, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	10,443,635
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	10,443,635
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,443,635
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.22%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No. G3198U102	Page 4 of 10 Pages
1.	Names of Reporting Persons. Pine Brook Road Advisors, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	10,443,635
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	10,443,635
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,443,635
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.22%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No. G3198U102	Page 5 of 10 Pages
1.	Names of Reporting Persons. PBRA, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	10,443,635
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	10,443,635
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,443,635
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.22%
14.	Type of Reporting Person: OO, HC

SCHEDULE 13D
CUSIP No. G3198U102	Page 6 of 10 Pages
1.	Names of Reporting Persons. Howard H. Newman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	10,443,635
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	10,443,635
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,443,635
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 11.22%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D
Page 7 of 10 Pages

Preliminary Note.     Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 4") amends the Schedule 13D filed on November 12, 2013, as amended by Amendment No. 1 filed on November 26, 2014, Amendment No. 2 filed on March 13, 2015 and Amendment No. 3 filed on August 18, 2015  (collectively, the "Schedule 13D").  Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings given them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Between February 17, 2016 and March 10, 2016, Essent Intermediate acquired 980,340 shares of Common Stock for an aggregate purchase price of $18,900,459.10, including commissions.  All of the funds used to acquire these shares of Common Stock were furnished from the working capital of Essent Intermediate.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)             As of March 10, 2016, each of PBRA, Essent Intermediate, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own 10,443,635 shares of Common Stock, representing approximately 11.22% of the outstanding shares of Common Stock, and may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that any of the Reporting Persons constitute a person or a group.

The foregoing beneficial ownership percentages are based on 93,064,030 shares of Common Stock outstanding as of February 22, 2016 according to the Company's annual report on Form 10-K, filed February 29, 2016.

(b)             Each of PBRA, Essent Intermediate, Advisors, PBRA, LLC and Mr. Newman shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 10,443,635 shares of Common Stock described in Item 5(a) above.

(c)            A description of the transactions in the Common Stock by the Reporting Persons during the past 60 days, all of which were effected in the open market in routine brokerage transactions, is included in Exhibit 3.

(d)            Except as set forth in this Item 5 and for persons referred to in Item 2 of Amendment No. 3 to the Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)            Not applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement
Exhibit 2:	Power of Attorney (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by PRBA (Cayman) Company on March 13, 2015)
Exhibit 3:	Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D
Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PBRA (CAYMAN) COMPANY
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

ESSENT INTERMEDIATE, L.P.
By:	PBRA (CAYMAN) COMPANY, its general partner
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

PINE BROOK ROAD ADVISORS, LP
By:	/s/ Robert Jackowitz
Robert Jackowitz, Chief Compliance Officer

PBRA, LLC
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

HOWARD H. NEWMAN
By:	/s/ Robert Jackowitz
Robert Jackowitz, Attorney-in-Fact

March 11, 2016

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
Page 9 of 10 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Shares of Essent Group Ltd. dated as of March 11, 2016 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

PBRA (CAYMAN) COMPANY
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

ESSENT INTERMEDIATE, L.P.
By:	PBRA (CAYMAN) COMPANY, its general partner
By:	/s/ Robert Jackowitz
Robert Jackowitz, Director

PINE BROOK ROAD ADVISORS, LP
By:	/s/ Robert Jackowitz
Robert Jackowitz, Chief Compliance Officer

PBRA, LLC
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

HOWARD H. NEWMAN
By:	/s/ Robert Jackowitz
Robert Jackowitz, Attorney-in-Fact

March 11, 2016

SCHEDULE 13D
Page 10 of 10 Pages

EXHIBIT 3

SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price Per Share
Essent Intermediate	2/17/2016	Purchase	38,472	$18.08 (1)
Essent Intermediate	2/18/2016	Purchase	30,100	$18.2098 (2)
Essent Intermediate	2/22/2016	Purchase	119,397	$19.3951 (3)
Essent Intermediate	2/23/2016	Purchase	95,000	$19.2857 (4)
Essent Intermediate	2/24/2016	Purchase	264,436	$19.1008 (5)
Essent Intermediate	3/8/2016	Purchase	149,329	$19.3707 (6)
Essent Intermediate	3/9/2016	Purchase	140,509	$19.4739 (7)
Essent Intermediate	3/10/2016	Purchase	143,097	$19.5014 (8)

(1)  This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on February 17, 2016, within a $1.00 range. The actual prices for these transactions range from $17.39 to $18.32, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in footnotes (1) and (8) to this Schedule 13D.

(2) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on February 18, 2016, within a $1.00 range. The actual prices for these transactions range from $18.00 to $18.25, inclusive.

(3) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on February 22, 2016, within a $1.00 range. The actual prices for these transactions range from $19.00 to $19.50, inclusive.

(4) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on February 23, 2016, within a $1.00 range. The actual prices for these transactions range from $19.18 to $19.50, inclusive.

(5) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on February 24, 2016, within a $1.00 range. The actual prices for these transactions range from $18.52 to $19.20, inclusive.

(6) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on March 8, 2016, within a $1.00 range. The actual prices for these transactions range from $19.16 to $19.40, inclusive.

(7) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on March 9, 2016, within a $1.00 range. The actual prices for these transactions range from $19.395 to $19.53, inclusive.

(8) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on March 10, 2016, within a $1.00 range. The actual prices for these transactions range from $19.435 to $19.60, inclusive.